

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Jeff Cohn, Esq.
General Counsel and Corporate Secretary
Connect Biopharma Holdings Limited
3580 Carmel Mountain Road, Suite 200
San Diego, CA 92130

> **Re: Connect Biopharma Holdings Limited**
> **Registration Statement on Form F-3**
> **Filed June 10, 2025**
> **File No. 333-287918**

Dear Jeff Cohn Esq.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael E. Sullivan, Esq.